EXHIBIT 99.1

Ramat-Gan, Israel	B Communications Ltd. (the “Company”)	January 16, 2019

Re: Appointment of New CEO and Chairman of the Board

The Company’s Board of Directors announced today that effective immediately it is appointing Mr. Ami Barlev, the current Chairman of the Board, as the new Chief Executive Officer of the Company replacing current CEO, Mr. Doron Turgeman. Doron Turgeman will remain as CEO of Internet-Gold Golden Lines Ltd. (“IGLD”), the Company’s parent company.

In addition, Mr. Shlomo Zohar, a current director of the Company, was appointed to serve as Chairman of the Board. The former chairman, Mr. Barlev, will continue to serve as a director as well as Chief Executive Officer.

Ami Barlev, speaking on behalf of the Board of Directors, said: “The Board of Directors expresses its deep appreciation to Doron Turgeman. During his many years of service, Doron led the company to significant achievements and served as one of the leading managers in Israel in his field of expertise. He has demonstrated integrity and professionalism at the highest level. Doron is a uniquely qualified manager and his contributions to the Company were indispensable. We are very excited to announce the appointment of Mr. Shlomo Zohar as Chairman of the Board, and we are confident that Shlomo’s extensive experience will contribute significantly to the Company and to the business challenges we are facing.”

Mr. Shlomo Zohar said: “As a current director, I am pleased to be appointed to Chairman of the Board and together with Management, we will use our best efforts to overcome our current challenges on behalf of our shareholders and bondholders.”

The outgoing CEO, Mr. Doron Turgeman, added: “The results and circumstances regarding the recently published results of the IGLD auction have led me, in consultation with the Board of Directors of the Company, to end my tenure as CEO of the Company in order to meet the challenges facing Internet Gold, following service and commitment of many years at BCOM. I have no doubt that Shlomo Zohar and Ami Barlev will succeed in leading BCOM successfully.”

Forward-Looking Statements

This report contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications’ filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.